

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 7, 2018

Terrence Ho
Chief Executive Officer and Chairman
Sunburst Acquisitions V, Inc.
Room 2305A, 23/F
World-Wide House, 19 Des Voeux Road
Central, Hong Kong

> **Re:** **Sunburst Acquisitions V, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 11, 2018**
> **File No. 333-223749**

Dear Mr. Ho:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X by providing financial statements for the interim fiscal period ended March 31, 2018. Please provide corresponding updated disclosures throughout your filing.

Public Offering Prospectus Cover Page

2. You disclose here that you are offering warrants along with your common stock, and on your resale prospectus cover page, you disclose that "to the extent the Warrants are exercised for cash . . . [you] will receive the exercise price for those Warrants." It appears, however, that you are registering only common stock in both the primary and

resale offerings. In this regard, please remove these references, or explain why you have included the same in your filing.

3. You disclose that management and, more specifically, your officers will attempt to sell the shares being offered on behalf of the Company. Please clarify whether Terence Ho, Nana Liao, or both individuals are facilitating your primary offering.

4. If Mr. Ho is facilitating the primary offering, please provide risk factor disclosure regarding Mr. Ho's participation in both the primary and secondary offering. In this regard, please clearly disclose the process by which Mr. Ho will determine whether to sell shares on your behalf or his own shares, and the risks attendant with his participation in both offerings.

5. Please remove references to your resale prospectus from your primary offering prospectus or, in the alternative, clarify that information about the resale prospectus is discussed in a separate prospectus, not this one. In this regard, we note that you are using separate prospectuses for each offering, and references to the resale prospectus in your public offering prospectus may be confusing to investors viewing only the primary offering prospectus.

Use of Proceeds, page 22

6. We note your statement that the amounts and timing of your actual expenditures may vary significantly depending upon, among other things, "the status of and results from clinical trials." Given your description of your business as an import service provider that procures and imports raw materials or half-finished products, please clarify the impact of clinical trials on your capital expenditures, or remove your reference to clinical trials.

Management's Discussion and Analysis

Operating Results, page 35

7. You reference your two sources of revenues, import and custom clearing services and trading services, however, you have not explained what trading services you offer. In an appropriate place in your prospectus, please revise to describe these services.

Plan of Distribution, page 44

8. We note your disclosure that your shares will be issued in "one or more closings." Please describe management's considerations in determining whether to hold more than one closing, including when and how the company will determine to hold a closing.

Consolidated Financial Statements As of and For the Year then Ended December 31, 2017 and 2016, page F-1

9. Please include in your amended registration statement the audit report provided by WWC Professional Corporation, referenced in this section and in Exhibit 23.1. In this regard, we note that you included an audit report provided by WWC in your initial filing, but this report did not indicate that WWC audited your financial statements for the year ended December 31, 2017. We also note that your Form 10-K for the fiscal year ended December 31, 2017 includes an audit report that references the December 31, 2017 fiscal period, but this report is not included in your registration statement.

Resale Prospectus Cover Page, page SS-1

10. Please provide on the cover page of your resale prospectus the offering price of the securities. Refer to Item 501(b) of Regulation S-K.

11. We note your disclosure that, "[o]n May 11, 2018, a registration statement under the Securities Act with respect to [y]our self-underwritten public offering, of 10,000,000 shares of common stock . . . was declared effective" by the SEC, and you "received approximately $122,972 in net proceeds from the offering." Please remove these statements from your resale prospectus, inasmuch as they appear to be incorrect.

The Offering, page SS-3

12. We note your disclosure that there will be 101,000,000 shares of common stock outstanding after your resale offering. Please revise this disclosure to include the 10,000,000 shares you are registering in your concurrent primary offering and remove the 1,000,000 shares reflected by the resale, as they are already outstanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products